Exhibit 12

COMPUTATI0N OF RATIO OF EARNINGS TO FIXED CHARGES

	1Q 2005	1Q 2004
Income from continuing operations	$9,911	$10,460
Additions:
Fixed charges
Interest expense	8,588	8,575
Capitalized interest	206	78

	8,794	8,653

Deductions:
Capitalized interest	(206)	(78)

Adjusted earnings	$18,499	$19,035

Fixed Charges (from above)	$8,794	$8,653
Ratio of Earnings to Fixed Charges	2.10x	2.20x